EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventh Meeting of the Sixth Session of the Board

of Directors of China Life Insurance Company Limited

The seventh meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on November 13, 2018 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated November 2, 2018. All of the Company’s eleven directors attended the Meeting in person, including Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Yuan Changqing, Liu Huimin, Yin Zhaojun and Su Hengxuan, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

Prior to the Meeting, the Board received the resignation from Mr. Yang Mingsheng, the Chairman and executive director of the Company. Mr. Yang Mingsheng tendered his resignation as the Chairman and executive director of the Company due to the reason of age. Pursuant to the relevant provisions of the Articles of Association and the Rules of Procedures for the Board of Directors of the Company, the resignation of director Yang Mingsheng took effect immediately. Mr. Yang Mingsheng has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders. The Board of Directors expresses its sincere gratitude to Mr. Yang Mingsheng for his contribution to the Company during his tenure.

The Meeting was presided over by director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Electing Mr. Wang Bin as the Chairman of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Wang Bin is still subject to the approval of the China Banking and Insurance Regulatory Commission. For biographical details of Mr. Wang Bin, please refer to the Announcement on the Resolutions of the Fifth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited issued on September 26, 2018 and the Meeting Materials of the First Extraordinary General Meeting of Shareholders for the Year 2018 of China Life Insurance Company Limited issued on September 28, 2018.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal on the Company Participating in Project Zhaohai

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

November 13, 2018